MANAGEMENT DISCUSSION & ANALYSIS

For the year ended April 30, 2022

Directors and Officers as at July 27, 2022:

Directors:

Pierre Alarie Gary Arca
Robert Eadie
Jordan Estra Salvador Garcia
Tanya Lutzke
Federico Villaseñor

Officers:

Executive Chairman and Chief Executive Officer– Robert Eadie President – Pierre Alarie Chief Operating Officer - Salvador Garcia
Chief Financial Officer – Gary Arca
Corporate Secretary – Cory Kent

Contact Name:Gary Arca

Contact e-mail address:garca@starcore.com

TSX Symbol:SAM

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada  V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website: www.starcore.com

Starcore International Mines Ltd.

MD&A

April 30, 2022

Form 51-102-F1

STARCORE INTERNATIONAL MINES LTD.

MANAGEMENT DISCUSSION & ANALYSIS

For the year ended April 30, 2022

1.	Date of This Report

This MD&A is prepared as of July 27, 2022.

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Starcore International Mines Ltd. (“Starcore”, or the “Company”) for the year ended April 30, 2022.

Monetary amounts throughout this MD&A are shown in thousands of Canadian dollars, unless otherwise stated.

This MD&A includes certain statements that may be deemed “forward-looking statements”. Such statements and information include without limitation: statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, mine site costs; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s minesite and; statements and information regarding the sufficiency of the Company’s cash resources.  Such statements and information reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information.  Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks, risks associated with foreign operations; risks related to title issues; governmental and environmental regulation; and the volatility of the Company’s stock price.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

2.

Starcore International Mines Ltd.

MD&A

April 30, 2022

Overall Performance

Description of Business

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico. The Company is a public reporting issuer on the Toronto Stock Exchange (“TSX”). The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions. The Company has interests in properties which are exclusively located in Mexico and Canada.

Recent Events

Scottie Resources Acquires 3% NSR in Summit Lake

Starcore and Scottie Resources Corp. (“Scottie”) are pleased to announce that Scottie has acquired the 3% net smelter royalty interest (“NSR”) attached to the Summit Lake Property in the Skeena Mining Division of British Columbia. Tenajon Resources Corp., Starcore’s wholly-owned subsidiary, held the 3% NSR in and to certain located mineral claims and crown granted mineral claims comprising the Summit Lake Property, over which Scottie has an option to purchase a 100% interest.

Scottie acquired the NSR from Starcore’s subsidiary in consideration of $1.6 million. The Summit Lake claims are contiguous with the Scottie Gold Mine property and are within the prolific Golden Triangle of Northern British Columbia.

Starcore Private Placement

Subsequent to April 30, 2022, the Company completed a non-brokered private placement for $1,200,000 upon the issuance of 6,000,000 units (the “Units”) at a price of $0.20 per Unit.  Each Unit is comprised of one common share of the Company and one-half of one transferable common share purchase warrant (the “Warrants”), each whole Warrant exercisable for a period of four years from the date of issue to purchase one common share of the Company at a price of $0.30 per share, provided that, if after the expiry of all resale restrictions, the closing price of the Company’s shares is equal to or greater than $0.40 per share for 20 consecutive trading days, the Company may, by notice to the Warrant holders reduce the remaining exercise period of the Warrants to not less than 30 days following the date of such notice.

The proceeds of the private placement will be used for geophysical surveys to be conducted at the Company’s projects in Sonora and Queretaro, Mexico.  Certain insiders, namely the Company’s CEO and CFO, participated in the private placement.  Information required by Multilateral Instrument 61-101 “Protection of Minority Security Holders in Special Transactions” will be included in a material change report to be filed by the Company under its profile on SEDAR at www.sedar.com. The Company will pay $48,000 as a finder’s fee for the portion of the financing attributable to the finder’s efforts. All of the securities issued pursuant to this private placement will have a hold period expiring four months plus one day after the closing date.

Starcore Announces US$2 Million Exploration Program for 2022

Starcore is pleased to announce that its Board of Directors has approved a US$2 million exploration budget for its most prolific projects.

Firstly, Starcore has budgeted US$500,000 for El Creston, an advanced moly project located in Opodepe, Sonora Mexico, where  Starcore will inject US$500,000 for studies to confirm the presence of a copper porphyry at depth.  The program will include surveys, geophysical studies of magnetometry, and the  development of new geological models from existing drillhole data.

Starcore International Mines Ltd.

MD&A

April 30, 2022

Fig 1) Zoom Model Lowell & Guilbert, 1970, representing geologic model of El Creston Porphyry Mo-Cu, and the open potential deep HB.

(HB: Hydrothermal Breccia; IB; intrusive Breccia).

Secondly, a budget of US$1 million has been allocated for the San Martin Mine concession with the following objectives:

a.   To search for the extension of the San Martin Breccia in the southwest and eastern part of the mine

8000 E
10000 E
12000 E
+12000 N
+10000 N
Open
32 Area
31 Area
30 Area
29 Area
28 Area
Open
28 Eastern Area
San Martin Area
San Jose Area
Open
Looking down
+8000 E
+10000 E
0
500
1000
1500
2000

Fig 2) Geological Model San Martin Breccias, representing Eastern and Southern part of the deposit.

b.   To confirm the geological potential of the north part of the concessions in the areas of Cerro Azul (North Area)

Starcore International Mines Ltd.

MD&A

April 30, 2022

Fig 3) Claim Map representing Cerro Azul Area.

Lastly, the balance of the exploration budget of US$500,000 will be allocated towards new opportunities where Starcore has been invited to participate in potential joint ventures, such as the gold and silver project called California located in Durango, Mexico, a concession of 3, 211 hectares, which is part of the mineralization trend of the San Dimas District.

Fig 4) California claim - a new target of Starcore International Mines

Starcore International Mines Ltd.

MD&A

April 30, 2022

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the projects as required under NI 43-101and has prepared the technical information contained above.

Financial Highlights for the period ended April 30, 2022:

•	Cash and short-term investments on hand is $8.8 million at April 30, 2022 compared to $4.4 million at April 30, 2021;
•	Gold and silver sales of $25.7 million for the year ended April 30, 2022 compared to $26.8 million for the year ended April 30, 2021;
•	Earnings from mining operations of $5.3 million for the year ended April 30, 2022 compared to earnings of $6.4 million for the year ended April 30, 2021;
•	Earnings of $2.4 million for the year ended April 30, 2022 compared to earnings of $2.9 million for year ended April 30, 2021, including a gain of $1.6 million on sale of royalties;
•	Equivalent gold production of 11,165 ounces in the year ended April 30, 2022 compared to production of 11,797 ounces in the year ended April 30, 2021;
•	Mine operating cash cost is US$1,239/EqOz for the year ended April 30, 2022 compared to cost of US$1,056/EqOz for the year ended April 30, 2021;
•	All-in sustaining costs of US$1,601/EqOz for the year ended April 30, 2022, compared to costs of US$1,380/EqOz for the year ended April 30, 2021;
•	EBITDA(1) of $4,841 for the year ended April 30, 2022 compared to $6,941 for the year ended April 30, 2021.

Starcore International Mines Ltd.

MD&A

April 30, 2022

Reconciliation of Net Income to EBITDA(1)
For the year ended April 30,	2022	2021
Net income (loss)	$2,405	$2,892
Loss on Toiyabe	40	1,116
Unrealized loss on investment	287	-
Sale of royalties	(1,600)	-
Income tax expense (recovery)	296	(1,449)
Interest	-	23
Depreciation and depletion	3,413	4,359
EBITDA	$4,841	$6,941
EBITDA MARGIN(2)	18.9%	25.9%

(1) EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

(2) EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

3.	Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

Twelve Months Ended	April 30, 2022	April 30, 2021	April 30, 2020
Revenues	$25,679	$26,799	$24,820
Cost of Sales	(20,373)	(20,397)	(22,836)
Earnings from mining operations	5,306	6,402	1,984
Administrative Expenses	(3,878)	(3,843)	(4,396)
Loss on Toiyabe	(40)	(1,116)	-
Loss on investment	(287)	-	-
Royalty sale	1,600	-	-
Write off Altiplano	-	-	(39)
Income tax (expense)/ recovery	(296)	1,449	(1,178)
Total income/ (loss)
(i) Total income/ (loss)	$2,405	$2,892	$(3,629)
(ii) Income/ (loss) per share – basic	$0.05	$0.06	$(0.07)
(iii) Income/ (loss) per share – diluted	$0.05	$0.06	$(0.07)
Total assets	$52,041	$46,471	$54,413
Total long-term liabilities	$8,225	$7,531	$10,855

4.	Results of Operations

Discussion of Acquisitions, Operations and Financial Condition

The following should be read in conjunction with the consolidated financial statements of the Company and notes attached thereto for the year ended April 30, 2022.

Starcore International Mines Ltd.

MD&A

April 30, 2022

4.1San Martín Mine, Queretaro, Mexico

The San Martin Mine, located approximately 50 km east of the City of Queretaro, State of Queretaro, Mexico, consists of mining concessions covering 13,077 hectares and includes seven underground mining units and four units under exploration. Luismin (now “Goldcorp Mexico”) operated the mine from 1993 to January, 2007, when it was purchased by the Company.  The Company expects to continue to operate the mine based on the current expected conversion of known resources, and exploration is able to maintain proven and probable reserves replacing those mined with new reserves, such that the total resource remains relatively constant from year to year.

Starcore has staked additional claims near its principal producing gold property, the San Martin gold mine, in Querétaro, Mexico. The geology department has completed a staking initiative that includes new claims to the west of the current mineral rights of the San Martin mine on private property, that holds exploration and development upside.

Reserves

The Company completed a Resource estimate “RESERVES AND RESOURCES IN THE SAN MARTIN MINE, MEXICO AS OF SEPTEMBER 30, 2019”, as filed on December 2, 2019, prepared by Erme Enriquez. (the “Technical Report”), which is also available on the Company website www.starcore.com.

All assumptions are listed at the bottom of the reserve and resource table.

1. Reserve cut-off grades are based on a 1.66 g/t gold equivalent.

2. Metallurgical Recoveries of 88% gold and 55% silver.

3. Minimum mining widths of 1.5 meters.

4. Dilution factor of 20%.

5. Gold equivalents based on a 1:81 gold:silver ratio.

6. Price assumptions of $1300 per ounce for gold and $16 per ounce for silver.

7. Mineral resources are estimated exclusive of and in addition to mineral reserves.

Erme Enriquez C.P.G., BSc., MSc., is an independent consultant to the Company. He is a qualified person on the project as required under NI 43-101 and has prepared this technical information.

Starcore International Mines Ltd.

MD&A

April 30, 2022

Production

The following table is a summary of mine production statistics for the San Martin mine for the three months and year ended April 30, 2022 and for the previous year ended April 30, 2021:

(Unaudited)	Unit of measure	Actual results	Actual results	Actual results
		3 months ended	12 months ended	12 months ended
		30-Apr-22	30-Apr-22	30-Apr-21
Mine production of gold in dore	thousand ounces	2.6	10.0	10.5
Mine production of silver in dore	thousand ounces	25.2	85.4	103.4
Total mine production – equivalent ounces	thousand ounces	2.9	11.2	11.8

Silver to Gold equivalency ratio		78.2	75.0	78.3

Mine Gold grade	grams/tonne	1.65	1.58	1.63
Mine Silver grade	grams/tonne	27.2	23.0	24.7
Mine Gold recovery	percent	88.6%	88.2%	88.4%
Mine Silver recovery	percent	52.3%	51.4%	57.0%

Milled	thousands of tonnes	55.4	224.4	225.5
Mine development, preparation and exploration	meters	1,770	7,474	7,426

Mine operating cash cost per tonne milled	US dollars/tonne	65	62	55
Mine operating cash cost per equivalent ounce	US dollars/ounces	1,234	1,239	1,056

Number of employees/contractors at minesite		253	253	244

During the quarter ended April 30, 2022, the mill operated at a rate of approximately 622 (April 30, 2021: 589) milled tonnes/day. Gold and silver grades during the quarter ending April 30, 2022 were 1.65 g/t and 27.2 g/t, respectively, compared to the prior year quarter ended April 30, 2021 comparable grades of 1.52 g/t and 24.6 g/t, respectively. Overall equivalent gold production from the mine during the year ending April 30, 2022 of 11,165 equivalent ounces was lower than the prior year’s production of 11,797 due to higher ore grades and recovery and tonnes processed during the prior period. Overall development meters have increased slightly in the current year, to 7,474 meters, compared to 7,426 meters in the prior year ended April 30, 2021. The development has been consistent with the current calendar period production tonnage budgeted.

Production cash costs of the mine for the year ended April 30, 2022 were higher at US$1,239/EqOz compared to US$1,056/EqOz in the prior comparable period ending April 30, 2021 due mainly to lower metal production and higher per ton costs in the current year. Overall cost per tonne averaged US$62/t, compared to US$55/t in the prior year due mainly to higher input costs for labour, electricity and fuel in the current year coupled with higher development costs per meter and to a less favourable exchange rate. The mine plan has been developed to ensure the mine is properly developed and mined so as to ensure a constant supply of ore in accordance with currently planned production capacity and ore grades. Changes to the plan that may involve production and capital investment are continually being assessed by management. Currently, the Company is continuing underground exploration in order to identify higher grade ore zones and has allocated an adequate budget to support year-long exploration.

During the quarter ended April 30, 2022, the Company incurred approximately US$711 in mine capital expenditures, which includes mine development drifting and drilling, machinery and equipment leases and purchases, and construction and tailings dam remediation, compared to US$345 in the prior comparable quarter ending April 30, 2021.

Starcore International Mines Ltd.

MD&A

April 30, 2022

4.2 Property Activity

San Martin properties – Queretaro, Mexico

The San Martin mine properties are comprised of mining concessions covering 13,077 hectares. In addition to the ongoing mine exploration and development that is currently being performed in development of the mine, management is continually assessing the potential for further exploration and development of the San Martin properties and continually modifying the exploration budget accordingly.

The mine operates two underground and one surface drill rigs to provide information to assist with mine planning in addition to exploration, with the intent of increasing the reserves and resources on the property, and the Company is budgeting targets of approximately 10,000 metres of underground development and exploration drilling in calendar 2022.

The mine exploration is mainly focused in two areas:

-

The first one being the northwest area of the mine, which is a continuation of the high grade oreshoot that has been the main source in determining the life of the mine. We are currently exploring this zone along with the manto identified from prior holes according to geological interpretation; and,

-

The second area is in the eastern part of the mine where we have identified 4 positive holes. Similar to the northwest zone, we are developing a drift to reach these holes and, at the same time, we are developing to get position for the next drilling station to continue the exploration of this zone.

“This quarter’s production was higher than previous quarters, but more importantly, we have achieved more stable production due to the consolidation of the exploration carried out during the year resulting in new higher-grade reserves” stated Salvador Garcia, Chief Operating Officer of the Company. “This has further entrenched our main objective of producing profitable ounces in all areas of the mine.” An important contributor to the good results this quarter was the unexplored area of the San Martin vein, mentioned in the Q3 Production Results press release of February 17, 2022. Preparation and development of this vein during this quarter allowed us to commence exploitation which found that the ore grade was better than we expected. Further development is ongoing. “Another important area of the mine is the east part of the mine where we drilled positive holes last year. The development to this area has finally been completed to begin the preparation and exploitation of the vein”, further commented Salvador Garcia.

San Martin Production Q4 2022 Q3 2022Q/Q Change YTD 2022YTD 2021Y/Y Change Ore Milled (Tonnes)55,37856,712 -2%224,438225,504 0%Gold Equivalent Ounces2,9002,58812%11,16511,797 -5%Gold Grade (Grams/Ton)1.651.4613%1.581.63 -3%Silver Grade (Grams/Ton)27.1521.1328%22.9924.71 -7%Gold Recovery (%)88.6488.071%88.2288.39 0%Silver Recovery (%)52.2645.8314%51.3756.09 -10%Gold: Silver Ratio78.2377.9275.0478.28

Salvador Garcia, Chief Operating Officer, is the Company’s qualified person under NI 43-101, and has reviewed and approved the scientific and technical disclosure on the San Martin Mine disclosed in this MD&A.

Creston Moly

On February 19, 2015, the Company acquired all of the shares of Creston Moly from Deloitte Restructuring Inc. in its capacity as trustee in bankruptcy of Mercator Minerals Ltd. at a purchase price of CDN $2 Million. In June, 2011, Mercator Minerals Ltd. (“Mercator”), a TSX listed company, acquired Creston Moly in a cash and shares deal valuing Creston Moly at approximately $194 million. BMO Capital Markets, financial advisor to Creston Moly and its Board, provided a fairness opinion to the effect that the consideration (of $194 million) was fair, from a financial point of view, to the shareholders of

Starcore International Mines Ltd.

MD&A

April 30, 2022

Creston Moly.1 The most significant asset in this acquisition was the El Creston project in Sonora, Mexico which had been advanced to a completed Preliminary Economic Assessment ("PEA"). Creston Moly is a British Columbia company that owns, through its subsidiaries, a 100% interest in the following properties:

El Creston Project, Sonora, Mexico2

The El Creston molybdenum property is located in the State of Sonora, Mexico, 175 kilometres south of the US Border and 145 kilometers northeast of the city of Hermosillo. In 2010, a PEA was prepared on the property based on zones of porphyry-style molybdenum (“Mo”)/Copper (“Cu”) mineralization by an independent consulting firm. The result of this study indicated that the El Creston molybdenum-copper deposit had a US $561.9million net present value after tax (using an 8% discount rate).  The internal rate of return (after tax) was calculated to be 22.3% and a capital cost payback was calculated to be four years. Other highlights of the report include:

•

Large moly-copper deposit in a mining-friendly jurisdiction.  Total Measured and Indicated Resources of 215 million tonnes grading 0.071% Mo and 0.06% Cu, containing 336 Mlbs Mo and 281 Mlbs Cu.  Mineral resources that are not mineral reserves do not have demonstrated economic viability;

•	Initial Capital cost: US$655.9million with payback of 4 years, based on metal prices of $15/lb Mo and $2.60/lb Cu. Metal recoveries were estimated at 88% for Mo and 84% for Cu;
•

Low Operating Cost:  operating cost of $US4.12/lb Mo, net of copper credits, 0.84:1 waste to ore strip ratio within an optimized pit containing an additional 7.6 million tonnes of Inferred Resources responsible for $20M of the NPV;

•	Excellent infrastructure: Road accessible with a 230kV power grid within 50 km;
•

Apart from the PEA, recommendations have been made to test known mineralization below the current pit-limiting “Creston Fault” where results such as drill hole EC08-54 returned 241.4m at 0.083% Mo and 0.059% Cu to a depth of 495m in the Red Hill Deep zone.

David Visagie, P.Geo., an independent consultant, is the Company’s qualified person under NI 43-101, and has reviewed and approved the scientific and technical disclosure on the El Creston Project disclosed in this report.

Ajax, British Columbia, Canada3

Ajax Molybdenum Property is comprised of 11,718 hectares and is located 13 km north of Alice Arm, British Columbia.   The Ajax Property, one of North America's largest undeveloped molybdenum deposits occupying a surface area of approximately 600 by 650 metres, is a world class primary molybdenum property in the advanced stage of exploration.

Recent work performed

Starcore announced the results of an eight-day prospecting, soil and rock chip sampling program completed at its Ajax Property located 15 km north of Kitsault in northwestern B.C.’s well-known mineralized belt, the “Golden Triangle”. The property, measuring 1718.65 hectares in size, was acquired by Starcore in 2015 through its purchase of Creston Moly Corp. and its subsidiary Tenajon Resources Corp. The property hosts the very large Ajax porphyry molybdenum occurrence that has been tested by 48 drill holes, beginning in the mid 1960’s. During Starcore’s September, 2021 limited field program,

[1]

The information in this report relating to the acquisition of Creston Moly by Mercator has been drawn from documents filed under the Creston Moly Corp. issuer profile on SEDAR, more specifically:  Creston’s Management Information Circular dated May 9, 2011 and filed on SEDAR on May 16, 2011, and Creston’s news release of June 6, 2011 as filed on SEDAR on June 7, 2011.

[2]

The technical information in this MD&A relating to the El Creston Project is based on the technical report entitled “Preliminary Economic Assessment, El Creston Project, Opodepe, Sonora, Mexico”, dated December 16, 2010, filed under the Creston Moly Corp. issuer profile on SEDAR..  Information regarding the effective date of the mineral resources, key assumptions, parameters and methods used to estimate the mineral resources, and known risks that materially affect the mineral resources can be found in the technical report. The PEA provides information on El Creston that is historical and the Company cannot guarantee the accuracy of the data presented therein.  The reader is cautioned not to place undue reliance on the historical data or its implications that have been derived from third-party sources.  The PEA is referenced herein solely for historic context and background.

[3]

Technical information in this report relating to the Ajax Project is based on the NI 43-101 Resource Estimate Press Release entitled “Tenajon Announces 75% Increase in Indicated Molybdenum Resources at Ajax Project”, dated May 15, 2008 and the technical report entitled “Update of Resource Estimation, Ajax Property, Alice Arm, British Columbia”, dated April 18, 2007, both of which are filed under the Tenajon Resources Corp. issuer profile on SEDAR.

Starcore International Mines Ltd.

MD&A

April 30, 2022

rock and soil sampling have revealed the potential for precious and base metal potential beyond the limits of the known molybdenum mineralization.

Three rock samples collected from mineralization exposed in old pits along the south spine of Mt. McGuire, about 1.3 km from the known molybdenum mineralization, assayed up to 4.1 grams per tonne (g/t) silver, 0.23% copper, over limit for analysis method (greater than 100 g/t) tungsten and 794 g/t cobalt. In addition, two quartz veins sampled downslope from these pits assayed over limit (greater than 100 g/t) silver and over limit (greater than 1%) lead and zinc and over limit (greater than 0.2%) bismuth. These samples have been resubmitted to the lab for analyses using an ore grade methodology. Mineralization sampled in the vicinity of a documented BC MINFILE occurrence Ida, northeast of Mt. McGuire peak, assayed over limit (greater than 100 g/t) tungsten, 1.1 g/t silver and anomalous molybdenum and copper.

Soil sampling during the 2021 fieldwork identified two areas to the southwest of the known molybdenum mineralization. The North Anomaly, as defined by the 50 ppm molybdenum in soil contour, is 300 metres (m) long by 500 m wide. It trends westerly and is open along strike to the east and west. The South Anomaly is a 700 m long and open up to 500 m wide, east-west trend of anomalous gold, silver, copper, lead, zinc, cobalt and arsenic in-soil values.

Starcore is planning additional fieldwork for 2022 to further explore the potential of the higher level porphyry mineralization discovered in 2021.

Ian Webster P.Geo. is the Qualified Person, as defined by National Instrument 43-101, who has reviewed and approved the technical contents of this release.

Opodepe Project, Sonora State, Mexico

The Company announced the start of DDH exploration on its MEZTLI 4 and TEOCUITLA claims located in Opodepe, Sonora, Mexico (see Fig.1). This first stage explores five different veins that were discovered after more than eight months of geological works with more than 2000 samples taken (see Fig. 2). As reported in its news release of August 17, 2021, the Opodepe project represents a three-dimensional prospect for Starcore with possibilities as a moly deposit, or as a property with gold showings, and thirdly as a project with the potential for copper porphyry at depth. These concessions of 11,364 hectares (the MEZTLI 4 claims) have never been explored for precious metals. With the acquisition of 3,087 hectares northwest of the MEZTLI 4 claims (the TEOCUITLA concessions), Starcore now has a total of 14,451 hectares to explore, with five veins identified thus far for the initial stage of drilling.

Fig. 1 OPODEPE PROJECT LOCATION

Starcore International Mines Ltd.

MD&A

April 30, 2022

Fig. 2 MAP SHOWING THE 5 VEINS TO BE EXPLORED FIRST STAGE

# Targets	Target	Claim	Recognized surface length (mt)	Economic length (mt) Surface	Economic width (mt) Surface	Au g/t	Ag g/t
1	Mana System	Meztli 4	2100	300	1.07	0.52	250
2	Karla System NW		1815	280	0.53	3.52	13
3	Nom		520	200	0.55	4.19	43
4	El Guerigo		1800	110	0.98	0.11	162
5	San Gerónimo		196	100	0.40	0.40	120
6	Midas Vein	New claims acquired	580	190	0.73	0.20	160
7	La Aurora - La Espinada Vein		old Dumps			0.21	241
8	La Última		Old mining non visited
9	El Oro	Other claim	500	70	0.53	10.30	5

Fig. 3 TABLE OF ASSAYS LAB RESULTS

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101 and has prepared the technical information contained above.

Scottie Claims Royalty, Canada

Pursuant to the acquisition of Tenajon as part of the Creston Moly acquisition above, the Company acquired a 3% NSR in the Scottie gold claims located in B.C. During the year ended April 30, 2022, the Company sold its 3% NSR to Scottie Resources Corp. for $1,600. As the NSR was not allocated a value on purchase of Creston, the full amount is shown as a gain on the consolidated statement of operations and comprehensive income (loss) for the year ended April 30, 2022.

Toiyabe, Nevada, USA

The Company had the rights to a 100% undivided interest in the Toiyabe Gold Project (“Toiyabe”), subject to a 3% net smelter revenue royalty (“NSR”), consisting of 165 mining claims located in Lander County, Nevada, United States of America. During the year ended April 30, 2021, the Company entered into a binding agreement with Westward Gold Inc. (formerly IM Exploration Inc.) (“WG”) for the assignment of the Company’s option to acquire a 100% interest in Toiyabe from the Optionor. The Company has transferred all of its rights and WG will assumed all property claim and maintenance

Starcore International Mines Ltd.

MD&A

April 30, 2022

payments and all obligations under the current option agreement with Optionor. As consideration for the transfer of the Company’s option to acquire Toiyabe, WG made a cash payment of US$150,000 and issued the Company 4,100,000 common shares in the capital of WG which were received by our escrow agent and valued at fair market value at date of issue of $0.19 per share subject to a contractual escrow period of twelve (12) months following the date of issuance, with 25% being released every three (3) months from closing of the Transaction ( All of the shares have been released).

Impairment of Mining Interest

In determining the recoverable amounts of the Company’s mining interests, the Company’s management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about gold’s selling price, future capital expenditures, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates.

4.3	Results of Operations

The Company recorded earnings for the year ended April 30, 2022 of $2,010 compared with $2,892 for the comparative year ended April 30, 2021. The details of the Company’s operating results and related revenues and expenses are as follows:

For the year ended April 30,	2022	2021	Variance
Revenues
Mined ore	$25,679	$26,799	$(1,120)
Cost of Sales
Mined ore	(16,960)	(16,038)	(922)
Depreciation and depletion	(3,413)	(4,359)	946

Total Cost of Sales	(20,373)	(20,397)	24

Earnings from mining operations	5,306	6,402	(1,096)

Financing costs (net)	(181)	(148)	(33)
Foreign exchange gain/ (loss)	85	(697)	782
Management and director fees and salaries	(1,271)	(1,283)	12
Office and administration	(913)	(598)	(315)
Professional and consulting fees	(835)	(738)	(97)
Pre-exploration costs	(31)	(47)	16
Shareholder relations	(644)	(220)	(424)
Transfer agent and regulatory fees	(88)	(112)	24

Earnings before taxes and other losses	1,428	2,559	(1,131)

Other gains/ (losses)
Unrealized loss on investment	(287)	-	(287)
Royalty sales - Tenajon	1,600	-	1,600
Loss on Toiyabe	-	(1,116)	1,116
Loss on sale of exploration property	(40)	-	(40)

Income taxes
Deferred recovery	(296)	1,449	(1,745)

Earnings for the year	$2,405	$2,892	$(487)

Overall, revenue from mining operations decreased by $1,120 for the year ended April 30, 2022 compared to the comparative year ended April 30, 2021, due mainly to lower metal production from a combination of lower ore grade and recovery in the current year compared to the prior comparable year.

Starcore International Mines Ltd.

MD&A

April 30, 2022

Sales of metals for mining operations for the year ended April 30, 2022 approximated 9,846 ounces of gold and 86,919 ounces of silver sold at average prices in the year of US$1,838 and US$24.52 per ounce, respectively. This is a decrease in sale of gold and silver ounces when compared to the prior comparable year ended April 30, 2021 where sales of metal approximated 10,161 ounces of gold and 94,218 ounces of silver, sold at lower average prices of US$1,825 per ounce for gold and higher average prices of US$25.38 per ounce for silver.

The total cost of sales above includes non-cash expenses for depreciation and depletion of $3,413 compared to $4,359 in the prior comparable year ending April 30, 2021, which is calculated based on the units of production from the mine over the expected mine production as a denominator. This calculation is based solely on the San Martin mine proven and probable reserves and a percentage of inferred resources in accordance with the Company’s policy of recognizing the value of expected Resources which will be converted to Proven and Probable Reserves, as assessed by management. The decrease is largely due to higher amortization costs in the prior year of the leases on mobile equipment in accordance with the change to IFRS 16, and the higher production tonnage calculated over the total resource in the prior year.

For the year ending April 30, 2022, the Company had gross profit of $5,306 from mine operations compared to gross profit of $6,402 for the year ended April 30, 2021. The lower gross profit was due to lower production of metal resulting from, as stated previously, the lower tonnes processed, the lower grades and recovery for metal and the higher mine operating costs per tonne during this year.

Other Items

Changes in other items for the year ended April 30, 2022, resulted in the following significant changes from the year ended April 30, 2021:

•	Management fees and salaries decreased by $12 despite the addition of the president in the 4th quarter due to previous reductions in salaries and lower share based compensation costs;
•

Foreign exchange gain increased by $782 for the year ended April 30, 2022. The increase relates primarily to the fluctuations of the Mexican peso and Canadian dollar in relation to the US dollar, the functional currency of the mining operations, and may be realized or unrealized at the year end;

•

Professional and consulting fees increased by $97 to $835 for the year ended April 30, 2022. Professional fees relate primarily to charges in relations to legal, tax and audit fees and increased mainly due to the sale of Scottie NSR and the acquisition of the Opodepe Project;

•	Shareholder relations increased by $424 in the current year due to an increase in marketing expenses associated with European markets;
•

Deferred Income Tax (“DIT”) expense increased by $1,745 due mainly to the difference in asset base of the underlying amounts that determine the temporary differences from year to year and utilization of losses in the current year against taxable income.

All-in Sustaining Costs

In conjunction with a non-GAAP initiative being undertaken within the gold mining industry, the Company has adopted an “all-in sustaining cash cost” (“AISC”) non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold; however this performance measure has no standardized meaning. As the measure seeks to reflect the full cost of equivalent gold production from current mining operations, new project capital is not included in the calculation. This measure includes San Martin mining operations coupled with related capital costs. Accordingly it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis based solely on sales of metal from the San Martin mining operations:

Starcore International Mines Ltd.

MD&A

April 30, 2022

(In Canadian Dollars unless indicated)	Sustaining Costs (in 000’s)		Sustaining Costs Per Ounce (in $/oz)
For the year ended April 30,	2022	2021	2022	2021

Total cost of sales cash costs[1]	$16,960	$16,038	$1,540	$1,398
Total corporate and administration cash costs[1,2]	3,803	2,902	346	253
Foreign exchange (gain)/loss	85	697	7	61
Reclamation and closure accretion	160	85	15	7
Sustaining capital expenditures and exploration	1,097	974	100	85

All-in sustaining cash costs	22,105	20,696	2,008	1,804
Foreign exchange adjustment	(4,479)	(4,866)	(407)	(424)

All-in sustaining USD cash costs	$17,626	$15,830	$1,601	$1,380

Total equivalent ounces sold	11,006	11,471

1 Excludes non-cash depletion and depreciation of $3,340 from cost of sales and from corporate and administration costs for the year ended April 30, 2022 (April 30, 2021: $4,456).

2 Includes share-based compensation of $140 for the year ended April 30, 2022 (April 30, 2021: $72).

The AISC of US$1,601/EqOz is higher than the prior year comparable amount of US$1,380/EqOz due mainly to the lower metal production resulting from lower production tonnage processing lower grade ore and realizing lower recoveries which increased per ounce costs. Overall mine costs were also higher averaging US$62/t, compared to US$55/t in the prior year due mainly to higher input costs for labour, electricity and fuel in the current year coupled with higher development costs per meter and to a less favourable exchange rate.

Cash Flows

Cash inflow from operating activities was $5,833 during the year ended April 30, 2022, compared to a cash inflow of $7,728 for the comparative year ended April 30, 2021. Cash flows from operating activities were determined by removing non-cash expenses from the earnings and adjusting for non-cash working capital amounts. Financing activities resulted in an outflow of $611 (April 30, 2021: $3,958) due to lease payments. Cash outflow from investing activities was $1,017 due to the Company spending $1,846 on investment in mining interest, plant and equipment, $905 on investment in exploration and evaluation assets, offset by proceeds from sale of royalty of $1,600 and reclamation deposits being return to the Company of $134. Overall cash increased during the year ended April 30, 2022 by $4,205.

Investor Relations Activities

During the year ended April 30, 2022, the Company responded directly to investor inquiries.

Financings, Principal Purposes & Milestones

Subsequent to April 30, 2022, the Company completed a non-brokered private placement for $1,200,000 upon the issuance of 6,000,000 units (the “Units”) at a price of $0.20 per Unit.  Each Unit is comprised of one common share of the Company and one-half of one transferable common share purchase warrant (the “Warrants”), each whole Warrant exercisable for a period of four years from the date of issue to purchase one common share of the Company at a price of $0.30 per share, provided that, if after the expiry of all resale restrictions, the closing price of the Company’s shares is equal to or greater than $0.40 per share for 20 consecutive trading days, the Company may, by notice to the Warrant holders reduce the remaining exercise period of the Warrants to not less than 30 days following the date of such notice.

The Company will pay $48,000 as a finder’s fee for the portion of the financing attributable to the finder’s efforts. All of the securities issued pursuant to this private placement will have a hold period expiring four months plus one day after the closing date.

Starcore International Mines Ltd.

MD&A

April 30, 2022

5.	Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q4 30-Apr-22	Q3 31-Jan-22	Q2 31-Oct-21	Q1 31-Jul-21
Total Revenue	$7,459	$5,387	$6,672	$6,161
Earnings from mining operations	$1,956	$420	$1,366	$1,564
Earnings (loss) for period	$2,179	$(391)	$(318)	$935
Per share – basic and diluted	$0.05	$(0.01)	$0.00	$0.02
	Q4 30-Apr-21	Q3 31-Jan-21	Q2 31-Oct-20	Q1 31-Jul-20
Total Revenue	$5,123	$6,614	$6,972	$8,090
Earnings from mining operations	$15	$1,236	$2,225	$2,926
Earnings (loss) for period	$(875)	$651	$1,452	$1,663
Per share – basic and diluted	$(0.02)	$0.01	$0.03	$0.03

Discussion

The Company reports earnings of $2,179 for the quarter ending April 30, 2022 compared to a loss of $875 in the comparative quarter ended April 30, 2021. For more detailed discussion on the quarterly production results and financial results for the quarter ended April 30, 2022, please refer to Sections 4.1 and 4.3 under “Results of Operations”.

6.	Liquidity and Commitments

The Company expects to continue to receive income and cash flows from the mining operations at San Martin (section 4.1).  Management expects that this will result in sufficient working capital and liquidity for the Company for the next twelve months.

As at April 30, 2022, the Company had the following commitments:

The Company has a land rental commitment with respect to the land at the mine site, for $132 per year which is currently being renegotiated. The Company also has ongoing concession commitments on the mine site and on exploration and evaluation assets of approximately $700 per year.

a)The Company has a land rental commitment with respect to the land at the mine site, for $132 per year which is currently being renegotiated. The Company also has ongoing concession commitments on the mine site and on exploration and evaluation assets of approximately $700 per year.

b)

The Company has management contracts to officers and directors totaling $600 and US$315 per year, payable monthly, expiring in April 2024 and US$400 per year until December 2023. The Company paid the following amounts to key management personnel, consisting of the chief executive officer, president, chief financial officer, the chief operating office and directors in the years:

For the year ended April 30,	2022	2021	2020
Management fees	$1,141	$1,012	$838
Legal fees -Professional Fees	18	13	23
Directors fees -Salaries	54	62	72

Total	$1,213	$1,087	$933

The Company also accrued $87 in DSU for directors and $40 for management fees which are not included above.

Starcore International Mines Ltd.

MD&A

April 30, 2022

7.	Capital Resources

The capital resources of the Company are the mining interests, plant and equipment, with an amortized historical cost of $29,820 as at April 30, 2022. The Company is committed to further expenditures of capital required to maintain and to further develop the San Martin mine which management believes will be funded directly from the operating cash flows of the mine.

8.	Off Balance Sheet Arrangements

The Company has no off-balance sheet transactions.

9.	Transactions with Related Parties

N/A

10.	Fourth Quarter

Due to mine operating activity of the San Martin mine discussed throughout this MD&A and as detailed in Section 4.1, the operations and activities are similar to previous quarters, which are discussed in Section 4.3 – Results of Operations.

11.	Proposed Transactions

N/A

12.	Critical Accounting Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in accounting estimate is recognized prospectively by including it in the Company’s profit or loss in the period of the change, if it affects that period only, or in the period of the change and future periods, if it affects both.

Information about critical judgements in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the current financial period are discussed below:

a)	Economic Recoverability and Profitability of Future Economic Benefits of Mining Interests

Management has determined that mining interests, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

b)Rehabilitation Provisions

Rehabilitation provisions have been created based on the Company’s internal estimates.  Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.  These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management.  Estimates are reviewed annually and are based on current regulatory requirements.  Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period.

Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs, which will reflect the market condition at the time that the rehabilitation costs are actually incurred.  The final cost of the currently recognized rehabilitation provision may be higher or lower than currently provided. The inflation rate applied to

Starcore International Mines Ltd.

MD&A

April 30, 2022

estimated future rehabilitation and closure costs is 7.65% (April 30, 2021: 3.5%) and the discount rate currently applied in the calculation of the net present value of the provision is 10% (April 30, 2021: 8%).

c)Impairments

The Company assesses its mining interest, plant and equipment assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

d)Income Taxes

Significant judgment is required in determining the provision for income taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision.  Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recuperated.

e)Mineral Reserves and Mineral Resource Estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mining reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

f)Units of Production Depletion and Depreciation

Estimated recoverable reserves are used in determining the depreciation of mine specific assets. This results in depreciation charges proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumption, including the amount of recoverable reserves and estimate of future capital expenditure. Changes are accounted for prospectively.

13.	Changes in Accounting Policies

N/A

Starcore International Mines Ltd.

MD&A

April 30, 2022

14.	Financial and Other Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the audited consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

In the normal course of business, the Company’s assets, liabilities and forecasted transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The primary currency the Company exposed to is the United States dollar which is also the functional currency of the San Martin Mine. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. At April 30, 2022 the Company had the following financial assets and liabilities denominated in CDN and denominated in Mexican Pesos:

In ‘000 of	CAD$	MXN$

Cash	$2,224	MP 16,406
Other working capital amounts – net	$(321)	MP (11,288)

At April 30, 2022, US dollar amounts were converted at a rate of $1.2843 Canadian dollars to $1 US dollar and MP were converted at a rate of MP20.3997 to $1 US Dollar.

15.1	Disclosure of Outstanding Share Capital as at July 27, 2022

	Number	Book Value
Common Shares	55,646,851	$51,925

There are no options outstanding nor any granted subsequent to April 30, 2022.

On March 7, 2022, 250,000 warrants exercisable at $0.30 per share expired unexercised. There are currently no outstanding warrants except as stated below pursuant to the private placement Units.

Subsequent to April 30, 2022, the Company completed a non-brokered private placement for $1,200,000 upon the issuance of 6,000,000 units (the “Units”) at a price of $0.20 per Unit.  Each Unit is comprised of one common share of the Company and one-half of one transferable common share purchase warrant (the “Warrants”), each whole Warrant exercisable for a period of four years from the date of issue to purchase one common share of the Company at a price of $0.30 per share, provided that, if after the expiry of all resale restrictions, the closing price of the Company’s shares is equal to or greater than $0.40 per share for 20 consecutive trading days, the Company may, by notice to the Warrant holders reduce the remaining exercise period of the Warrants to not less than 30 days following the date of such notice.

15.2	Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable

Starcore International Mines Ltd.

MD&A

April 30, 2022

assurance regarding the reliability of financial reporting and the preparation of audited consolidated financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS; and
•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual consolidated financial statements or interim financial statements.

There has been no material change in the Company’s internal control over financial reporting during the Company’s year ended April 30, 2022.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.